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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

February 5, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

          Thank you for your telephonic comments received on January 3, 2013 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Treasury-Hedged High Yield Bond ETF (formerly, Market Vectors High Yield/Treasury Bond ETF) (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2012. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

           GENERAL COMMENT

Comment 1.	Please confirm that the disclosure in the registration statements is consistent with the exemptive relief applicable to the Trust.

	Response 1.	The Fund will conduct its operations in compliance with the exemptive relief applicable to the Trust, and the disclosure accurately reflects how the Fund intends to conduct its operations.

          PROSPECTUS

Comment 2.	The Staff notes that while the disclosures of the Fund’s investment strategies indicate otherwise, the name “High Yield/Treasury Bond ETF” seems to imply investment in high yield Treasury bonds.

Response 2.

Per the discussion between Mary Cole, Laura Martinez of Van Eck Associates Corporation and Christopher D. Carlson of Dechert LLP on January 3, 2013, the Fund’s name has been changed to “Market Vectors Treasury-Hedged High Yield Bond ETF” to be more consistent with the Fund’s stated investment strategies.

Comment 3.

Please remove the “Fee Waivers and Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” line items and the related footnote (a) in the Fund Fees and Expenses table in each Fund’s prospectus or confirm that the expense limitation referred to in footnote (a) continues for a period of at least one year from the date of the prospectus and revise the footnote accordingly.

	Response 3.	We hereby confirm that the expense limitation will continue for a period of at least one year from the date of the Fund’s prospectus and have revised the footnote accordingly.

Comment 4.	In footnote (a) to the Fund Fees and Expenses table, consider clarifying whether acquired fund fees and expenses are excluded from the expense limitation, if accurate.

	Response 4.	We have clarified the disclosure accordingly.

Comment 5.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.

	Response 5.	The Adviser cannot recoup fees waived or expenses reimbursed.

Comment 6.

Please supplementally explain to the staff how the Fund’s 80% test applies to long positions in high yield corporate bonds and short positions in Treasury notes. To what extent can the Fund invest in either and still comply with its 80% test?

Response 6.

As disclosed in the Fund’s prospectus, the Fund has an 80% investment policy to invest 80% of its total assets in securities that comprise the Fund’s benchmark index. The Fund’s benchmark index contains both long positions in high yield corporate bonds and short positions in Treasury notes. Therefore, the Fund will invest at least 80% of its total assets in the components, including short positions, of the Index. For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

Comment 7.

Please supplementally explain to the staff why the “Principal Investment Strategies” section contains a reference to shorting Treasury notes and a risk factor for short sales is included as a principal risk.

	Response 7.	As noted above in the response to Comment 6, the Index contains short positions in Treasury notes. We have revised the disclosure to clarify that the Index contains these short positions.

Comment 8.

The staff notes the language in the prospectus regarding the inclusion of non-U.S. issuers in the Index. Please supplementally explain to the staff whether there are restrictions on the bonds issued by non-U.S. issuers that may be included in the Index.

	Response 8.	This language has been removed from the prospectus and is not part of the current Index methodology.

Comment 9.

Please ensure the risk factors are consistent with the disclosure in the “Principal Investment Strategies” section. The Staff notes the risk factors regarding the industrials sector and call risk do not appear to be addressed in the “Principal Investment Strategies” section.

Response 9.

The disclosure has been revised accordingly with respect to call risk. We have historically included a statement in the “Principal Investment Strategies” section regarding the current sector composition of the Index.

Comment 10.

Please revise the statement regarding changes to the Fund’s 80% investment policy to clarify that it may be changed without a shareholder vote. Please also consider moving this disclosure to the statutory portion of the prospectus.

Response 10.

With respect to clarifying the statement regarding changes to the Fund’s 80% policy, the disclosure has been revised accordingly. With respect to moving the disclosure, we respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate as the Trust has historically included it in the summary sections of its series’ prospectuses.

Comment 11.

Please supplementally explain to the Staff why the disclosure stating that the Fund “may concentrate its investments in a particular industry or group of industries to the extent that the Index concentrates in an industry or group of industries” is necessary.

Response 11.

Because the Fund uses representative sampling as a means of tracking the Index and therefore holds fewer securities than are contained in the Index, it is possible that the Index, and not the Fund, would be concentrated in an industry or group of industries. Thus, we believe this disclosure is necessary.

Comment 12.

Please supplementally explain to the Staff how the Index is designed to allow for hedging of interest rate risk. The risk factor entitled “Hedging Risk” does not address how short positions of Treasury notes may be increased or decreased to implement the hedging component of the Index.

Response 12.

Treasury notes are used by the Index as a proxy for interest rate risk and are sold to hedge against the price sensitivity of the high yield corporate bonds contained in the Index. As noted above in the response to Comment 6, the Index contains both long positions in high yield corporate bonds and short positions in Treasury notes. The Index uses short positions in Treasury notes to implement the hedging component of the Index methodology.

Comment 13.

The Staff notes the inclusion of “Leverage Risk” in the “Additional Risks” section. Please supplementally explain to the Staff: (i) how the Fund can use derivatives and be leveraged given that it is an index-based ETF; and (ii) whether the use of derivatives resulting in leverage is permissible under the exemptive relief applicable to the Trust.

Response 13.

The referenced disclosure contemplates the Fund’s use of derivatives as part of its 20% basket to seek performance that corresponds to that of the Index. The use of derivatives in this manner is specifically contemplated by the exemptive relief applicable to the Fund.[1]

Comment 14.	Please supplementally confirm to the Staff whether the Index Provider is affiliated or unaffiliated with the Adviser.

	Response 14.	The Index Provider will be Market Vectors Index Solutions GmbH, which is affiliated with the Adviser.

* * * * *

         As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[1]

See the application filed with the SEC on September 27, 2007, as amended (File No. 812-13426) (the “Fixed Income Application”) at 8 (“A Fund may at times invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, including money market funds, as well as securities not included in its Index, but which the Adviser believes will help the Fund track its Index.”). The order granting the relief requested in the Fixed Income Application was contained in Release No. IC-28021 dated October 24, 2007.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss